UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2018
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16169
________________________
EXELON EMPLOYEE SAVINGS PLAN FOR REPRESENTED EMPLOYEES AT CLINTON
(Full title of the Plan)
________________________
EXELON CORPORATION
(a Pennsylvania Corporation)

10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379
(800) 483-3220
(Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices)

EXELON EMPLOYEE SAVINGS PLAN FOR REPRESENTED EMPLOYEES AT CLINTON

INDEX TO FINANCIAL STATEMENTS
Page No.

Reports of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits As of December 31, 2018 and 2017	4

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2018	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule of Assets (Held at End of Year) as of December 31, 2018	14

Exhibit Index	15

Signature	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Administrator of the
Exelon Employee Savings Plan for Represented Employees at Clinton:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Exelon Employee Savings Plan for Represented Employees at Clinton (the “Plan”) as of December 31, 2018, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with auditing standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting or other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ MITCHELL & TITUS, LLP
We assumed the responsibility to serve as the Plan's auditor in 2019 resulting from an acquisition transaction with the predecessor firm; therefore, when taking into account the tenure of the predecessor firm, we have served as the Plan's auditor since 2005.

Chicago, Illinois
June 25, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Administrator of the
Exelon Employee Savings Plan for Represented Employees at Clinton:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Exelon Corporation Savings Plan (the “Plan”) as of December 31, 2017. In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Exelon Employee Savings Plan for Represented Employees at Clinton at December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provide a reasonable basis for our opinion.

/s/ WASHINGTON, PITTMAN & McKEEVER, LLC

We have served as the Plan’s auditor since 2005.

Chicago, Illinois
June 29, 2018

EXELON EMPLOYEE SAVINGS PLAN FOR REPRESENTED EMPLOYEES AT CLINTON

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2018	2017
ASSETS
Investments at fair value
Plan interest in the net assets of the Exelon Corporation Defined Contribution Retirement Plans Master Trust (see Note 3)	$53,591,141	$63,524,927
Receivables
Participant contributions	9,716	30,141
Employer contributions
Fixed match contributions	2,297	8,582
Profit-sharing contributions	471,646	—
Notes receivable from participants	1,239,313	1,134,571
Total receivables	1,722,972	1,173,294
NET ASSETS AVAILABLE FOR BENEFITS	$55,314,113	$64,698,221

The accompanying Notes are an integral part of these Financial Statements.

EXELON EMPLOYEE SAVINGS PLAN FOR REPRESENTED EMPLOYEES AT CLINTON

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2018
ADDITIONS
Contributions
Participant	$2,753,051
Employer fixed match	988,977
Employer profit-sharing match	471,646
Total contributions	4,213,674
Investment loss
Plan interest in the net investment loss from the Exelon Corporation Defined Contribution Retirement Plans Master Trust (see Note 3)	(2,720,107)
Interest income from notes receivable from participants	73,392
Total investment loss	(2,646,715)
Total additions	1,566,959
DEDUCTIONS
Participant withdrawals and distributions	10,054,410
Administrative expenses	85,180
Total deductions	10,139,590
Net decrease before transfers	(8,572,631)
Net assets transferred to other plans (See Note 8)	(811,477)
Net decrease after transfers	(9,384,108)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	64,698,221
End of year	$55,314,113

The accompanying Notes are an integral part of these Financial Statements.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT CLINTON
NOTES TO FINANCIAL STATEMENTS

1.Plan Description
The following description of the Exelon Employee Savings Plan for Represented Employees at Clinton (the “Plan”) is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.
General
The Plan is a defined contribution plan and was established in 1999 for the purpose of providing eligible Clinton bargaining unit employees of Exelon Corporation (“Exelon” or the “Company”) (formerly, of AmerGen Energy Company, LLC) a retirement vehicle and to reduce their taxable income pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Exelon Corporation Stock Fund, which is an investment option under the Plan, is invested primarily in Exelon common stock and is intended to be an Employee Stock Ownership Plan under Code Section 4975(e)(7).
Exelon is the sponsor of the Plan and the administrator of the Plan (the “Plan Administrator”) acting through Exelon’s Director of Employee Benefit Plans and Programs. The Plan Administrator has the responsibility for the day-to-day administration of the Plan. Exelon, acting through the Exelon Investment Office, is responsible for the selection and retention of the Plan’s investment options and any investment manager that may be appointed under the Exelon Corporation Defined Contribution Retirement Plans Master Trust (the “Master Trust”). The Northern Trust Company is the Plan trustee (“Trustee”) and Northwest Plan Services, Inc. is the Plan recordkeeper (“Recordkeeper”).
Eligible employees are all employees of subsidiaries of Exelon (each subsidiary, a “participating employer”) at its Clinton facility who are covered by a collective bargaining agreement that provides for participation in the Plan. Newly hired employees who do not make a participation election within 90 days after their date of hire will automatically be enrolled in the Plan as soon as administratively practicable after their 90th day of employment with a pre-tax deferral of 3% of eligible pay per pay period and 1% increase each March 1st, generally beginning with the second calendar year that begins after automatic enrollment first applies to the participant, until a total maximum automatic pre-tax deferral of 4% of eligible pay is reached. Such automatic contributions to the Plan will be invested in the custom target retirement fund that corresponds to the participant’s anticipated retirement date (based on the participant’s birth date). A participant who elects to stop participation within 90 days after automatic contributions are first taken from his or her pay may withdraw the contributions adjusted for any investment gains or losses and reduced for any applicable fees. Such a withdrawal would be subject to federal income tax but not to any early withdrawal penalty. Additionally, the participant will forfeit any employer matching contributions made with respect to such automatic contributions.
Participant Contributions
The Plan generally permits salaried, non-represented hourly and participating represented employees to contribute between 1% and 50% (percentage varies for some represented employees based on the applicable collective bargaining agreement) of eligible pay each pay period on a pre-tax basis, an after-tax basis, a Roth basis or a combination of the three, subject to certain Internal Revenue Service (“IRS”) limitations.
During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called “catch-up” contributions, to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual IRS limit on that type of contribution or be contributing at the maximum base pay level. Catch-up contributions are not credited with the Company’s fixed or profit sharing matching contribution.
Company Matching Contributions
Exelon provides a fixed and an annual profit-sharing match. Under the fixed match, Exelon matches 100% of the first 4% of a participant’s eligible pay contributed (whether pre-tax, after-tax or Roth) per pay period. Additionally, Exelon may make an annual profit-sharing match of up to 50% of the first 4% of a participant’s eligible pay contributed per pay period, excluding catch-up contributions, based on attainment of earnings per share goals established by the Compensation Committee of Exelon’s Board of Directors (the “Committee”). Any profit-sharing match will be contributed to the plan after the end of each calendar year. There was no company profit-sharing match for 2017. The 2018 profit-sharing match contributed in 2019 was $471,646. Generally, participants classified as members of a collective bargaining unit represented by IBEW Local 51 must be employed on the last day of a calendar year to receive the profit-sharing match for that year.  In the event a participant classified as a member of a collective bargaining unit represented by IBEW Local 51 terminates employment during the calendar year due to death, long-term disability or retirement (age 50 and completion of 10 years of service with a participating employer) or in the event a participant terminates employment with a participating employer and receives benefits under the severance plan, the participant will be eligible to receive a pro-rated profit-sharing match.
Investment Options
The Plan’s investments are held in the Master Trust, which was established in 2006, for the investments of the Plan and other savings plans sponsored by Exelon. The Plan investments are fully participant-directed, and the Plan is intended to satisfy Section 404(c) of ERISA.
The investment options include a menu of funds that include twelve custom Target Date Fund options, three actively-managed custom funds, nineteen passively-managed funds, the Northern Trust U.S. Government Short-Term Investment Fund and the Exelon Corporation Stock Fund. Below is a brief description of each of the investment options available as of December 31, 2018 and 2017. These descriptions are not, and are not intended to be, complete descriptions of each investment option’s risk, objective and strategy.
•Target Date Funds - Diversified funds managed by multiple investment managers that seek to provide investment return, shifting from an emphasis on capital appreciation to an emphasis on income and inflation protection as the fund approaches and passes its target retirement age. Target allocations of the funds are designed using certain assumptions, including that most Exelon plan participants receive a 401(k) company matching contribution under the Plan, either earn pension benefits over their careers or receive additional employer 401(k) contributions in lieu of pension benefits, and typically begin receiving retirement benefits around age 61. The funds reduce exposure to equity and real estate, and increase exposure to fixed income and certain other investments, as the target retirement date approaches, and for ten years thereafter.
•Actively-managed custom funds - These funds use a multi-manager approach whereby the fund’s assets are allocated to several investment managers that act independently of each other and follow their own distinct investment style in investing in securities. The portfolios are principally managed using an active approach with the objective of collectively exceeding the record of the fund benchmark.
•Passively-managed funds - These funds seek investment results that correspond generally to the price and yield performance, before fees and expenses, of a particular index.
•Northern Trust U.S. Government Short-Term Investment Fund - This fund is an investment vehicle for cash reserves that offers a rate of return based on a portfolio of obligations of the U.S. Government, its agencies or instrumentalities, and related money market instruments. Principal preservation and liquidity management are the fund’s prime objectives.
•Exelon Corporation Stock Fund - This fund, which became an investment option on January 1, 2016, primarily invests in Exelon common stock with some short-term liquid investments. The Exelon Corporation Stock Fund does not represent direct ownership of Exelon common stock. The fund's unit value is determined by dividing the total current fair value of the investments in the fund by the total number of units owned. This fund is not diversified and is considered riskier than a “diversified” portfolio.
Notes Receivable from Participants
A participant may, upon application, borrow from the Plan. Only one loan is permitted to a participant in any calendar year with a maximum of three outstanding at any time, and the amount of any loan shall not be less than $500 ($1,000 for a primary residence loan). The aggregate amount of all outstanding loans may not exceed the lesser of (i) 50% of a participant’s vested balance in the Plan or (ii) $50,000 minus the excess of the highest outstanding balance of all loans from the Plan to the participant during the previous 12-month period over the outstanding balance of all loans from the Plan to the participant on the day the loan is made. For loans other than home loans, the maximum term of the loan is five years. For a home loan, the maximum term is the lesser of thirty years or the amount of time until a participant attains his or her normal retirement date and the minimum is five years. Principal and interest is paid ratably through monthly payroll deductions or direct payment, as applicable. No lump sum or installment distribution from the Plan will be made to a participant who has received a loan, or to a beneficiary of any such participant, from the portion of his or her account that has been pledged as a security for the loan, until the loan, including interest, has been repaid out of the funds otherwise distributable. In the event a participant defaults on the repayment of a loan, the loan will be considered a taxable distribution of the participant's account and may be subject to an early withdrawal penalty.
Withdrawals by Participants While Employed
Generally, a participant may withdraw a minimum amount of $250 up to a maximum amount of the entire balance of the participant’s after-tax contributions and rollover accounts once each calendar year.
Generally, a participant may make withdrawals from his or her before-tax, catch-up, matching, Roth, Roth catch-up and Roth rollover contributions accounts, but only if the participant has attained age 59 ½ or, prior to that age, only in an amount required to alleviate financial hardship as defined in the Code and regulations promulgated thereunder. Financial hardship withdrawals suspend the participant’s right to make contributions to the Plan for six months.
While any loan to the participant remains outstanding, the maximum amount available for withdrawal shall be the balance in such account less the balance of all outstanding loans.
Distributions upon Termination of Employment
Upon termination of employment, including the retirement, total disability or death of a participant, a participant is entitled to the distribution of his or her entire account balance. Such distribution will be made, as elected by the participant, in the form of either a single lump-sum payment or in substantially equal annual, quarterly or monthly installments over a period not exceeding the joint life expectancy of the participant and his or her designated beneficiary. If a participant elects installment payments, the participant can elect to change the amount, frequency and number of payments at any time. A participant may elect ad hoc partial withdrawals of any amount at any time. A participant may elect to defer distributions until age 70½. If the value of a participant’s account is $1,000 or less, the participant will receive a lump sum distribution from the Plan upon termination of employment. If the value of a participant’s account is greater than $1,000, the participant can leave his or her account in the Plan. Generally, distributions will be taxed as ordinary income in the year withdrawn and may also be subject to an early withdrawal penalty if taken before age 59½, unless eligible rollover distributions are rolled over to another qualified plan or an Individual Retirement Account (“IRA”). A 20% mandatory federal income tax withholding applies to withdrawals that are eligible for rollover, but which are not directly rolled over to another qualified plan or an IRA. If a participant does not specify the form and timing of the participant’s distribution, the benefit generally will be paid in installments beginning no later than April 1 of the calendar year following the calendar year in which the participant attains age 70½.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s corresponding contributions and (ii) Plan earnings, and charged with an allocation of Plan administrative costs. Allocations are based on participant elections or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting of Participants’ Accounts
Participants are fully vested in their accounts at all times.
Investment Income
Dividends and earnings received on all funds, with the exception of the Exelon Corporation Stock Fund, are automatically reinvested in the fund to which those earnings apply.
Employee Stock Ownership Plan
If a participant invests any portion of his or her account in the Exelon Corporation Stock Fund and is eligible to receive dividend distributions from the Plan, then the participant is deemed to have elected to have the dividends reinvested in the Exelon Corporation Stock Fund. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting the Recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend and not subject to an early withdrawal penalty.
2.Summary of Significant Accounting Policies
General
The Plan follows the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Withdrawals and distributions are recorded when paid.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT CLINTON
NOTES TO FINANCIAL STATEMENTS

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s interest in the Master Trust is stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the Plan interest in investment income from the Master Trust. See Note 3 — Fair Value of Interest in Master Trust for further information.
Plan Expenses
A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., management fees and other fund operating expenses) are used to cover the expenses related to running an investment fund, and are generally deducted directly from a participant’s investment returns. The asset-based fees relating to the target date and custom funds are primarily presented within the investment and administrative fees of the Master Trust. See Note 3 — Fair Value of Interest in Master Trust for further information.
Plan administration fees cover the day-to-day expenses of administering the Plan and are covered by amounts deducted directly from participant accounts. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans) and are charged directly against a participant’s account balance.
Notes Receivable from Participants
Notes receivable from participants are valued at their unpaid principal balance plus accrued interest. No allowance for credit losses has been recorded as of December 31, 2018 or 2017.
Recent Accounting Pronouncements
Master Trust Presentation and Disclosures
In February 2017, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that requires a plan’s interest in a master trust and any change in interest in the master trust to be presented as a single line item in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits.  It also requires that plans with a divided interest disclose the master trust’s investments by general type and other assets and liabilities balances, as well as the dollar amount of the plan’s interest in each of those balances.  The new guidance is effective for periods beginning after December 15, 2018 and is required to be applied retrospectively. Early adoption is permitted.  The Company is currently assessing the effects this guidance may have on the Plan’s financial statement disclosures.
Fair Value Measurements and Disclosure

In August 2018, FASB issued authoritative guidance that removed the requirements to disclose the following:

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT CLINTON
NOTES TO FINANCIAL STATEMENTS

•	The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy.

•	The policy for timing of transfers between levels

•	The valuation processes for Level 3 fair value measurements.

The guidance added a requirement to disclose the range and weighted average of significant unobservable inputs to develop Level 3 fair value measurements.

The new guidance is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments to remove disclosures must be applied retrospectively and can be early adopted, while the amendments to add disclosures must be applied prospectively and adoption can be delayed until the effective date. The Company is currently assessing the effects this guidance may have on the Plan’s financial statement disclosures.

3.Fair Value of Interest in Master Trust
The Plan established a Master Trust Agreement with the Trustee for the purpose of investing assets of the Plan and other savings plans sponsored by Exelon. The investment options for the three savings plans that participate in the Master Trust are the same. Effective January 1, 2016, the Exelon Corporation Stock Fund was offered in all three savings plans that participate in the Master Trust. The Master Trust is comprised of two master trust investment accounts (“MTIA”) - one of which contains primarily real estate investments (“MTIA B”) and another for the remaining other investments (“MTIA A”). The real estate account within the Master Trust is comprised primarily of real estate assets that do not have an observable value (either directly or indirectly) on an established market, and therefore, is being reported separately for Form 5500 purposes. Interest and dividends along with net depreciation or appreciation in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s equitable share of the various investment funds and portfolios that comprise the Master Trust. The Plan’s Statements of Net Assets Available for Benefits include its share of investments maintained in the Master Trust measured at fair value on a recurring basis.
At December 31, 2018 and 2017, the Plan’s interest in the net assets of the Master Trust was approximately 0.64% and 0.79%, respectively.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT CLINTON
NOTES TO FINANCIAL STATEMENTS

The net assets of the Master Trust as of December 31, 2018 and 2017 are as follows:

	December 31, 2018			December 31, 2017
	MTIA A	MTIA B	Total	MTIA A	MTIA B	Total
ASSETS
Investments, at fair value
Interest bearing cash	$566,754,037	$105,203	$566,859,240	$444,408,714	$3,585,967	$447,994,681
U.S. government securities	856,790,496	—	856,790,496	687,559,156	—	687,559,156
Corporate debt instruments - preferred	13,513,922	—	13,513,922	6,802,779	—	6,802,779
Corporate debt instruments - other	622,744,425	532,682	623,277,107	599,059,810	4,594,529	603,654,339
Corporate stock - preferred	8,418,861	2,188,667	10,607,528	2,164,810	6,972,790	9,137,600
Corporate stock - common	1,623,301,519	—	1,623,301,519	1,707,622,826	—	1,707,622,826
Corporate stock - Exelon Corporation (1)	383,375,842	—	383,375,842	344,588,626	—	344,588,626
Real estate	—	223,692,163	223,692,163	—	181,660,976	181,660,976
Common/collective trust funds	3,947,131,000	584,833	3,947,715,833	3,748,735,114	793,312	3,749,528,426
Registered investment company securities	116,097,797	2,832,169	118,929,966	101,933,944	10,805,656	112,739,600
Other investments	178,427,145	5,405,941	183,833,086	251,686,300	23,883,540	275,569,840
Total Master Trust investments	8,316,555,044	235,341,658	8,551,896,702	7,894,562,079	232,296,770	8,126,858,849
Other Assets
Cash	1,252,234	—	1,252,234	1,725,317	—	1,725,317
Accrued dividend and interest	18,213,146	—	18,213,146	15,109,763	—	15,109,763
Due from brokers for securities sold	71,206,134	—	71,206,134	121,658,423	—	121,658,423
Other	133,744,563	—	133,744,563	3,647,092	—	3,647,092
Total other assets	224,416,077	—	224,416,077	142,140,595	—	142,140,595
Total Master Trust assets	8,540,971,121	235,341,658	8,776,312,779	8,036,702,674	232,296,770	8,268,999,444
LIABILITIES
Accrued investment and administrative expenses	8,370,996	1,109,268	9,480,264	8,335,291	952,033	9,287,324
Due to broker for securities purchased	314,189,253	—	314,189,253	200,214,857	—	200,214,857
Other liabilities	3,901,309	—	3,901,309	148,000	—	148,000
Total Master Trust liabilities	326,461,558	1,109,268	327,570,826	208,698,148	952,033	209,650,181
Total Master Trust net assets	$8,214,509,563	$234,232,390	$8,448,741,953	$7,828,004,526	$231,344,737	$8,059,349,263
(1)The Exelon Corporation Stock Fund held $380.8 million and $342.5 million of this investment as of December 31, 2018 and 2017, respectively. The custom funds held $2.5 million and $2.1 million of this investment as of December 31, 2018 and 2017, respectively.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT CLINTON
NOTES TO FINANCIAL STATEMENTS

The net investment (loss)/income of the Master Trust for the year ended December 31, 2018 is as follows:

	Year Ended December 31, 2018
	MTIA A	MTIA B	Total
Corporate stock dividends	$51,989,729	$328,469	$52,318,198
Other interest and dividends	66,847,442	566,958	67,414,400
Net (depreciation)/appreciation in the fair value of investments	(550,665,037)	13,067,577	(537,597,460)
Total net investment (loss)/income	(431,827,866)	13,963,004	(417,864,862)
Investment and administrative expenses not directly allocated to the plans	(13,351,481)	(1,584,952)	(14,936,433)
Total Master Trust net investment (loss)/income	$(445,179,347)	$12,378,052	$(432,801,295)
For the year ended December 31, 2018, the Plan’s interest in the net investment income of the Master Trust is 0.63%.
Recurring Fair Value Measurements
To increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

•	Level 1 - unadjusted quoted prices in active markets for identical assets for which the Plan has the ability to access as of the reporting date.

•	Level 2 - inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data.

•	Level 3 - unobservable inputs, such as internally-developed pricing models for the asset.
The valuation methods for each investment category are described below.
Interest bearing cash. Interest bearing cash is valued daily based on observable market prices and is categorized as Level 1.
U.S. government securities. U.S. government securities are valued daily based on quoted prices in active markets. Investments in U.S. Treasury securities have been categorized in Level 1 because they trade in highly liquid and transparent markets. Investments in U.S. government affiliates are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2.
Preferred and other corporate debt instruments. Corporate debt instruments are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2.
Preferred and common corporate stock. The Master Trust’s stock investments are primarily traded on exchanges that contain only actively traded securities, due to the volume trading requirements imposed by these exchanges. Preferred and common corporate stocks, including rights and warrants, are valued daily based on quoted prices in active markets and are categorized as Level 1. Certain securities have been categorized as Level 2 because they are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT CLINTON
NOTES TO FINANCIAL STATEMENTS

Real estate. Income producing real estate funds are valued by the fund managers on a daily basis. Fund values are based on valuation of the underlying investments which may include inputs such as operating results, discounted future cash flows and market-based comparable data. The valuation inputs are unobservable. Certain real estate investments are redeemable from the investment vehicle quarterly. The fair value is determined using NAV or its equivalent as a practical expedient and are not classified within the fair value hierarchy.
Common/collective trust funds. Common/collective trust funds are maintained by investment companies and hold investments in accordance with a stated set of fund objectives. For common/collective trust funds which are not publicly quoted, the funds are valued using the NAV per fund share as a practical expedient, which is primarily derived from the quoted prices in active markets of the underlying securities, and are not classified within the fair value hierarchy. Common/collective trust funds can be redeemed daily.
Registered investment company securities. Registered investment company securities are investment funds maintained by investment companies that hold investments in accordance with a stated set of fund objectives. For funds with values that are publicly quoted on a daily basis in active markets, the funds have been categorized as Level 1. For funds with values which are not publicly quoted, the funds are valued using the NAV per fund share as a practical expedient, which is primarily derived from the quoted prices in active markets of the underlying securities, and are not classified within the fair value hierarchy. The registered investment company securities can be redeemed daily.
Other investments. Other investments include futures contracts, swap contracts, holdings in real estate investment trusts, and state, municipal and foreign government fixed income securities. Futures contracts are valued daily based on quoted prices in active markets and trade in open markets, and have been categorized as Level 1. Real estate investment trusts are valued daily based on quoted prices in active markets and have been categorized as Level 1. State, municipal and foreign government fixed income securities are valued daily using evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2. Derivative instruments other than futures contracts are valued based on external price data of comparable securities and have been categorized as Level 2.
Transfer policy
The Company’s policy is to recognize transfers into and out of levels as of the end of the reporting period.
The Plan’s Statements of Net Assets Available for Benefits include its share of investments maintained in the Master Trust measured at fair value on a recurring basis. In accordance with the applicable guidance on fair value measurement, certain investments that are measured at fair value using the NAV per share as a practical expedient are no longer classified within the fair value hierarchy and are included under Not subject to leveling in the table below.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT CLINTON
NOTES TO FINANCIAL STATEMENTS

The following tables present the fair value of assets in the Master Trust and their level within the fair value hierarchy as of December 31, 2018 and 2017.

As of December 31, 2018
	Level 1	Level 2	Not subject to leveling	Total
Master Trust Investments:
Interest bearing cash	$566,859,240	$—	$—	$566,859,240
U.S. government securities	481,615,411	375,175,085	—	856,790,496
Corporate debt instruments - preferred	—	13,513,922	—	13,513,922
Corporate debt instruments - other	—	623,277,107	—	623,277,107
Corporate stock - preferred	10,320,492	287,036	—	10,607,528
Corporate stock - common	1,623,301,519	—	—	1,623,301,519
Corporate stock - Exelon Corporation	383,375,842	—	—	383,375,842
Real estate	—	—	223,692,163	223,692,163
Common/collective trust funds	—	—	3,947,715,833	3,947,715,833
Registered investment company securities	2,832,169	—	116,097,797	118,929,966
Other investments	38,551,759	145,281,327	—	183,833,086
Total Master Trust investments	$3,106,856,432	$1,157,534,477	$4,287,505,793	$8,551,896,702

As of December 31, 2017
	Level 1	Level 2	Not subject to leveling	Total
Master Trust Investments:
Interest bearing cash	$447,994,681	$—	$—	$447,994,681
U.S. government securities	369,618,295	317,940,861	—	687,559,156
Corporate debt instruments - preferred	—	6,802,779	—	6,802,779
Corporate debt instruments - other	—	603,654,339	—	603,654,339
Corporate stock - preferred	8,764,181	373,419	—	9,137,600
Corporate stock - common	1,707,622,826	—	—	1,707,622,826
Corporate stock - Exelon Corporation	344,588,626	—	—	344,588,626
Real estate	—	—	181,660,976	181,660,976
Common/collective trust funds	—	—	3,749,528,426	3,749,528,426
Registered investment company securities	10,805,656	—	101,933,944	112,739,600
Other investments	148,780,744	126,664,902	124,194	275,569,840
Total Master Trust investments	$3,038,175,009	$1,055,436,300	$4,033,247,540	$8,126,858,849
There were no significant transfers between Level 1 and Level 2 during the years ended December 31, 2018 and 2017.
4.Risks and Uncertainties
The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
From time to time, investment managers may use derivative financial instruments including futures, forward foreign exchange, and swap contracts. Derivative instruments may be used to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan’s exposure is limited to the fund(s) utilizing such derivative investments. Risks of entering into derivatives include the risk of an illiquid market, inability of a counterparty to perform, or unfavorable movement in foreign currency exchange rates, interest rates, or the underlying securities.

EXELON EMPLOYEE SAVINGS PLAN FOR
REPRESENTED EMPLOYEES AT CLINTON
NOTES TO FINANCIAL STATEMENTS

Some investment managers may engage in securities lending programs in which the funds lend securities to borrowers, with the objective of generating additional income. The borrowers of fund securities deliver collateral to secure each loan in the form of cash, securities, or letters of credit, and are required to maintain the collateral at a level no less than 100% of the market value of the loaned securities. Cash collateral is invested in common/collective trust funds or collateral pools. Participation in securities lending programs involves exposure to the risk that the borrower may default and there may be insufficient collateral to buy back the security. Lenders of securities also face the risk that invested cash collateral may become impaired or that the interest paid on loans may exceed the amount earned on the invested collateral. The Plan’s exposure is limited to the funds that lend securities.
5.Income Tax Status
The Plan obtained its latest determination letter on August 3, 2017 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan is qualified under Section 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan design remains in compliance with the applicable requirements of the Code. Therefore, it is believed that the Plan was qualified and the related Master Trust was tax-exempt as of the financial statement date.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable authorities. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there were no uncertain tax positions taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.Plan Termination
The Plan may be amended, modified or terminated by Exelon at any time. The Plan may also be terminated if the IRS disqualifies the Plan. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan.
7.Related Party Transactions
Investment options in the Plan include common/collective trust funds managed by the Trustee or its affiliates. The Master Trust also holds shares of Exelon common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no known prohibited transactions with a party-in-interest.
8. Plan Transfers
In 2018, there were transfers totaling $84,076 to the Plan from the Exelon Corporation Employee Savings Plan. In 2018, there were transfers totaling $895,553 from the Plan to Exelon Corporation Employee Savings Plan.

EXELON EMPLOYEE SAVINGS PLAN FOR REPRESENTED EMPLOYEES AT CLINTON
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2018
Schedule H, Part IV, Item 4i of Form 5500
Employer Identification Number 23-2990190, Plan #014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	(e) Current Value

*	Interest in net assets of Master Trust, at fair value		$53,591,141
*	Participant loans	Interest rates: 4.25% - 8.25%	1,239,313
	Total investments		$54,830,454

*	Represents party-in-interest
	Column (d), cost, has been omitted as investments are participant directed.

EXHIBIT INDEX

Exhibit filed with Form 11-K for the year ended December 31, 2018:

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

Exelon Employee Savings Plan for Represented Employees at Clinton

Date: June 25, 2019	/s/ Jennifer Franco
Jennifer Franco
Plan Administrator